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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
--------------------------------------------------------------------------------
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*

                         North Fork Bancorporation, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    659424105
             -------------------------------------------------------
                                 (CUSIP Number)

                           William C. Mutterperl, Esq.
             Executive Vice President, Secretary and General Counsel
                            Fleet Boston Corporation
                               One Federal Street
                           Boston, Massachusetts 02110
                                 (617) 346-4000

                                   Copies to:
                           Robert L. Tortoriello, Esq.
                              David Leinwand, Esq.
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                 (212) 225-2000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  March 5, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 0006594241                                        Page 2 of [  ] Pages
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    1   NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Fleet Boston Corporation
        05-0341324

    2
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) |_|
                                                                 (b) |_|

    3

    4
        SOURCE OF FUNDS*
        OO (See Item 3.)

    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                           |_|

    6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Rhode Island

                         7   SOLE VOTING POWER

                             21,341,165 (See Items 4 and 5.)
   NUMBER OF
    SHARES               8   SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                  2,850 (See Item 5.)
EACH REPORTING
    PERSON               9   SOLE DISPOSITIVE POWER
     WITH
                             21,486,815 (See Items 4 and 5.)

                         10  SHARED DISPOSITIVE POWER

   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,489,815 (See Items 4 and 5.)

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                      |_|

   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        10.9% (See Items 4 and 5.)

   14   TYPE OF REPORTING PERSON*

        CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.   Security and Issuer.

          This statement relates to the common stock, par value $0.01 per share (the "Common Stock"), of North Fork Bancorporation, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 275 Broad Hollow Road, Melville, New York 11747.

Item 2.   Identity and Background.

          This statement is filed by Fleet Boston Corporation, doing business as FleetBoston Financial Corporation ("FleetBoston"). FleetBoston, a Rhode Island corporation with its principal executive office at One Federal Street, Boston, Massachusetts 02110, is a diversified financial services company formed by the merger on October 1, 1999 of BankBoston Corporation with and into Fleet Financial Group, Inc.

          The executive officers and directors of FleetBoston are Terrence Murray (Chairman, Chief Executive Officer and Director), Charles K. Gifford (President, Chief Operating Officer and Director), Robert J. Higgins (President of Commercial and Retail Banking and Director), Henrique C. Meirelles (President of Global Banking and Financial Services and Director), David L. Eyles (Vice Chairman and Chief Credit Officer), Paul F. Hogan (Vice Chairman, Corporate and Investment Banking), Peter J. Manning (Vice Chairman), Eugene M. McQuade (Vice Chairman and Chief Financial Officer), H. Jay Sarles (Vice Chairman, National Financial Services, and Chief Administrative Officer), Joseph Smialowski (Vice Chairman, Technology and Operations), Bradford H. Warner (Vice Chairman, Investment Services), Brian T. Moynihan (Executive Vice President), William C. Mutterperl (Executive Vice President, General Counsel and Secretary), M. Anne Szostak (Executive Vice President), Erich Schumann (Senior Vice President and Chief Accounting Officer), Robert C. Lamb, Jr. (Controller), Joel B. Alvord (Director), William Barnet, III (Director), Daniel P. Burnham (Director), Paul
J. Choquette, Jr. (Director), John T. Collins (Director), William F. Connell (Director), Gary L. Countryman (Director), Alice F. Emerson (Director), James F. Hardymon (Director), Marian L. Heard (Director), Robert M. Kavner (Director), Thomas J. May (Director), Donald F. McHenry (Director), Michael B. Picotte (Director), Thomas R. Piper (Director), Thomas C. Quick (Director), Francene S. Rodgers (Director), John W. Rowe (Director), Thomas M. Ryan (Director) and Paul
R. Tregurtha (Director).

          Terrence Murray has his principal business address at One Federal Street, Boston, Massachusetts 02110. Mr. Murray's principal occupation is as Chairman, Chief Executive Officer and Director of FleetBoston. Mr. Murray is a citizen of the United States.

          Charles K. Gifford has his principal business address at One Federal Street, Boston, Massachusetts 02110. Mr. Gifford's principal occupation is as President, Chief Operating Officer and Director of FleetBoston. Mr. Gifford is a citizen of the United States.

          Robert J. Higgins has his principal business address at One Federal Street, Boston, Massachusetts 02110. Mr. Higgins' principal occupation is as President of Commercial and Retail Banking and Director of FleetBoston. Mr. Higgins is a citizen of the United States.

          Henrique C. Meirelles has his principal business address at One Federal Street, Boston, Massachusetts 02110. Mr. Meirelles' principal occupation is as President of Global Banking and Financial Services and Director of FleetBoston. Mr. Meirelles is a citizen of Brazil.

          David L. Eyles has his principal business address at 777 Main Street, Hartford, Connecticut 06115. Mr. Eyles' principal occupation is as Vice Chairman and Chief Credit Officer of FleetBoston. Mr. Eyles is a citizen of the United States.

          Paul F. Hogan has his principal business address at One Federal Street, Boston, Massachusetts 02110. Mr. Hogan's principal occupation is as Vice Chairman, Corporate and Investment Banking, of FleetBoston. Mr. Hogan is a citizen of the United States.

          Peter J. Manning has his principal business address at One Federal Street, Boston, Massachusetts 02110. Mr. Manning's principal occupation is as Vice Chairman of FleetBoston. Mr. Manning is a citizen of the United States.

          Eugene M. McQuade has his principal business address at One Federal Street, Boston, Massachusetts 02110. Mr. McQuade's principal occupation is as Vice Chairman and Chief Financial Officer of FleetBoston. Mr. McQuade is a citizen of the United States.

          H. Jay Sarles has his principal business address at 100 Federal Street, Boston, Massachusetts 02110. Mr. Sarles' principal occupation is as Vice Chairman, National Financial Services, and Chief Administrative Officer of FleetBoston. Mr. Sarles is a citizen of the United States.

          Joseph Smialowski has his principal business address at 100 Federal Street, Boston, Massachusetts 02110. Mr. Smialowski's principal occupation is as Vice Chairman, Technology and Operations, of FleetBoston. Mr. Smialowski is a citizen of the United States.

          Bradford H. Warner has his principal business address at One Federal Street, Boston, Massachusetts 02110. Mr. Warner's principal occupation is as Vice Chairman, Investment Services, of FleetBoston. Mr. Warner is a citizen of the United States.

          Brian T. Moynihan has his principal business address at 100 Federal Street, Boston, Massachusetts 02110. Mr. Moynihan's principal occupation is as Executive Vice President of FleetBoston. Mr. Moynihan is a citizen of the United States.

          William C. Mutterperl has his principal business address at One Federal Street, Boston, Massachusetts 02110. Mr. Mutterperl's principal occupation is as Executive Vice President, General Counsel and Secretary of FleetBoston. Mr. Mutterperl is a citizen of the United States.

          M. Anne Szostak has her principal business address at One Federal Street, Boston, Massachusetts 02110. Ms. Szostak's principal occupation is as Executive Vice President of FleetBoston. Ms. Szostak is a citizen of the United States.

          Erich Schumann has his principal business address at 100 Federal Street, Boston, Massachusetts 02110. Mr. Schumann's principal occupation is as Senior Vice President and Chief Accounting Officer of FleetBoston. Mr. Schumann is a citizen of Germany.

          Robert C. Lamb, Jr. has his principal business address at One Federal Street, Boston, Massachusetts 02110. Mr. Lamb's principal occupation is as Controller of FleetBoston. Mr. Lamb is a citizen of the United States.

          Joel B. Alvord has his principal business address at 75 Federal Street, 18th Floor, Boston, Massachusetts 02110. Mr. Alvord's principal occupation is as President and Managing Partner of Shawmut Capital Partners, Inc. Mr. Alvord is a citizen of the United States.

          William Barnet, III has his principal business address at P.O. Box 131, Arcadia, South Carolina 29320. Mr. Barnet's principal occupation is as President and Chief Executive Officer of William Barnet & Son, Inc. Mr. Barnet is a citizen of the United States.

          Daniel P. Burnham has his principal business address at 141 Spring Street, Lexington, Massachusetts 02421. Mr. Burnham's principal occupation is as Chairman and Chief Executive Officer of Raytheon Company. Mr. Burnham is a citizen of the United States.

          Paul J. Choquette, Jr. has his principal business address at Seven Jackson Walkway, Providence, Rhode Island 02903. Mr. Choquette's principal occupation is as Chairman and Chief Executive Officer of Gilbane Building Company. Mr. Choquette is a citizen of the United States.

          John T. Collins has his principal business address at 60 State Street, Suite 700, Boston Massachusetts 02109. Mr. Collins' principal occupation is as Chairman and Chief Executive Officer of The Collins Group, Inc. Mr. Collins is a citizen of the United States.

          William F. Connell has his principal business address at One International Place, 31st Floor, Boston, Massachusetts 02110. Mr. Connell's principal occupation is as Chairman and Chief Executive Officer of Connell Limited Partnership. Mr. Connell is a citizen of the United States.

          Gary L. Countryman has his principal business address at 175 Berkeley Street, Boston, Massachusetts 02117. Mr. Countryman's principal occupation is as Chairman of Liberty Mutual Insurance Company. Mr. Countryman is a citizen of the United States.

          Alice F. Emerson has her residence address at 11 Coolidge Road, Arlington, Massachusetts 02476. Ms. Emerson's principal occupation is as Senior Advisor of the Andrew W. Mellon Foundation and President Emerita of Wheaton College, Norton, Massachusetts. Ms. Emerson is a citizen of the United States.

          James F. Hardymon has his principal business address at 333 West Vine Street, Suite 300, Lexington, Kentucky 40507. Mr. Hardymon's principal occupation is as Retired Chairman and Chief Executive Officer of Textron Inc. Mr. Hardymon is a citizen of the United States.

          Marian L. Heard has her residence address at 47 Hopewell Farm Road, Natick, Massachusetts 01760. Ms. Heard's principal occupation is as President and Chief Executive Officer of United Way of Massachusetts Bay. Ms. Heard is a citizen of the United States.

          Robert M. Kavner has his principal business address at 20680 Leonard Road, Saratoga, California 95070. Mr. Kavner's principal occupation is Vice Chairman of Bill Gross' Idealab! Mr. Kavner is a citizen of the United States.

          Thomas J. May has his principal business address at 800 Boylston Street, Boston, Massachusetts 02199. Mr. May's principal occupation is as President and Chief Executive Officer of NSTAR, Boston Edison, ComElectric, ComGas and Cambridge Electric. Mr. May is a citizen of the United States.

          Donald F. McHenry has his principal business address at 1320 19th Street, N.W. -- Suite 410, Washington, D.C. 20036. Mr. McHenry's principal occupation is as University Research Professor of Diplomacy and International Relations of Georgetown University and President of the IRC Group. Mr. McHenry is a citizen of the United States.

          Michael B. Picotte has his principal business address at 20 Corporate Woods Boulevard, Suite 600, Albany, New York 12211. Mr. Picotte's principal occupation is as President and Chief Executive Officer of the Picotte Companies. Mr. Picotte is a citizen of the United States.

          Thomas R. Piper has his principal business address at Morgan Hall, 493 Soldiers Field Road, Boston, Massachusetts 02163. Mr. Piper's principal occupation is as Lawrence E. Fouraker Professor of Business Administration of Harvard University Graduate School of Business Administration. Mr. Piper is a citizen of the United States.

          Thomas C. Quick has his principal business address at 26 Broadway, New York, New York 10004. Mr. Quick's principal occupation is as President and Chief Operating Officer of Quick & Reilly/Fleet Securities, Inc. Mr. Quick is a citizen of the United States.

          Francene S. Rogers has her principal business address at 928 Commonwealth Avenue, Boston, Massachusetts 02215. Ms. Rogers' principal occupation is as Chief Executive Officer of WFD, Inc. Ms. Rogers is a citizen of the United States.

          John W. Rowe has his principal business address at 10 South Dearborn Street -- 37th Floor, Chicago, Illinois 60603. Mr. Rowe's principal occupation is as Chairman, President and Chief Executive Officer of Unicom Corp. and Commonwealth Edison Company. Mr. Rowe is a citizen of the United States.

          Thomas M. Ryan has his principal place of business at One CVS Drive, Woonsocket, Rhode Island 02895. Mr. Ryan's principal occupation is as Chairman and Chief Executive Officer of CVS Corporation. Mr. Ryan is a citizen of the United States.

          Paul R. Tregurtha has his principal business address at Three Landmark Square, Stamford, Connecticut 06901. Mr. Tregurtha's principal occupation is as Chairman and Chief Executive Officer of Mormac Marine Group, Inc. and Chairman and Chief Executive Officer of Moran Transportation Company. Mr. Tregurtha is a citizen of the United States.

          During the last five years, neither FleetBoston nor, to the best knowledge of FleetBoston, any of the executive officers or directors of FleetBoston, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither FleetBoston nor, to the best knowledge of FleetBoston, any such individual, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          As more fully described under Item 4 below, FleetBoston and the Company have entered into the Stock Purchase Agreement (as defined below), pursuant to which FleetBoston has agreed to purchase the Preferred Stock and the Rights (each as defined below) for aggregate consideration of $250,000,000 in cash. It is currently anticipated that the funds required for the purchase of Preferred Stock and Rights by FleetBoston will be obtained from general funds available to Fleet Boston and its affiliates.

Item 4.   Purpose of Transaction.

          On March 5, 2000, FleetBoston entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with the Company pursuant to which FleetBoston agreed to purchase (i) 250,000 shares of the Company's 7.5% Series B Non-Cumulative Convertible Preferred Stock, par value $1.00 per share and with a liquidation preference of $1,000.00 per share (the "Preferred Stock"), and (ii) rights to acquire 7,500,000 shares of Common Stock (the "Rights"), for an aggregate purchase price of $250,000,000.

          FleetBoston entered into the Stock Purchase Agreement in connection with the Company's offer (the "Company Exchange Offer") to exchange each outstanding share of common stock, par value $0.01 per share (the "Dime Common Stock"), of Dime Bancorp, Inc. ("Dime") for 0.9302 shares of Common Stock and $2.00 in cash. FleetBoston understands that the Company is seeking, upon the valid termination of the merger agreement relating to the proposed merger (the "Proposed Hudson United Merger") of Hudson United Bancorp ("Hudson United") with and into Dime, to negotiate a definitive merger agreement with Dime pursuant to which Dime would, as soon as practicable following the completion of the Company Exchange Offer, merge with and into the Company or a wholly owned subsidiary of the Company. In connection with the Company Exchange Offer, on March 14, 2000, the Company filed a registration statement on Form S-4 (the "Company Registration Statement"), with the Securities and Exchange Commission (the "Commission"), which includes a prospectus related to the Company Exchange Offer. The Company also is soliciting proxies from the holders of Dime Common Stock against the Proposed Hudson United Merger, and on March 13, 2000, the Company filed a definitive proxy statement on Schedule 14A (the "Company
Schedule 14A") with the Commission relating to that solicitation. Detailed information regarding the Company Exchange Offer and the Company's proxy solicitation can be found in the Company Registration Statement and the Company
Schedule 14A, respectively. FleetBoston disclaims that it is a bidder in the Company Exchange Offer or a participant in the Company's solicitation of proxies from holders of Dime Common Stock.

          As described below, completion of FleetBoston's purchase of the Preferred Stock and the Rights is conditioned on, among other things, satisfaction of the conditions of the Company Exchange Offer and the Company's acceptance for exchange of shares of Dime Common Stock tendered in the Company Exchange Offer. The Company Exchange Offer is subject to certain conditions described below.

          Preferred Stock and Rights. The Preferred Stock will be convertible, in whole or in part, at any time and from time to time, into shares of Common Stock at a conversion price of $18.69 per share of Common Stock, subject to certain antidilution adjustments. The Rights will be exercisable, in whole or in part, at any time and from time to time, for shares of Common Stock for a period of ten years after their issuance at a price of $17.88 per share, subject to certain antidilution adjustments.

          The Preferred Stock will bear a non-cumulative dividend of 7.5% per annum (payable quarterly), and will be redeemable for cash, at the Company's option, in whole or in part, at any time after the third anniversary of the issuance date at a redemption price of $1,000 per share, plus declared and unpaid dividends to the date fixed for redemption.

          Except as specified below, neither the Preferred Stock nor the Rights will entitle the holders thereof to any voting rights. If dividends on the shares of Preferred Stock have not been paid for six quarterly dividend periods, the maximum number of directors of the Company will be increased by two (which directors will constitute a separate class) and, subject to applicable law, the holders of the Preferred Stock (and any holders of shares of stock issued by the Company after the issuance date which provide that such stock will rank equally with the Preferred Stock) will be entitled to vote as a single class to elect the two directors at the Company's next annual meeting and at each subsequent annual meeting until full dividends have been paid on the Preferred Stock for four consecutive quarterly dividend periods.

          The consent of the holders of two-thirds of the outstanding shares of Preferred Stock, voting separately as a class, is also required for the Company to take certain actions, including (i) changing its certificate of incorporation or by-laws, if such change would materially and adversely affect the rights of the Preferred Stock (but not including creating or issuing any stock ranking equal or junior to the Preferred Stock), (ii) authorizing or issuing any equity securities ranking senior to the Preferred Stock, (iii) authorizing or issuing any additional shares of Preferred Stock or (iv) effecting any business combination if, as a result thereof, the surviving corporation would have more equity securities either authorized or outstanding ranking senior to the Preferred Stock.

          Transfer Restrictions. Each of the Preferred Stock, the Rights, any additional rights issued as described below and any shares of Common Stock received upon conversion of the Preferred Stock or the exercise of the Rights will be subject to certain transfer restrictions, including that FleetBoston will not dispose of beneficial ownership of such securities (other than to affiliates) prior to the first anniversary of the issuance date. The disposition of such securities after the first anniversary of the issuance date will be subject to the requirement that the transferee and its affiliates not beneficially own, at the time of or as a result of the disposition, 5% or more of the Common Stock, without the prior approval of the Company's Board of Directors. In addition, the sale of any shares of Preferred Stock, Rights or additional rights will be subject to a right of first refusal by the Company or a purchaser designated by the Company. Notwithstanding the foregoing, a holder of Preferred Shares, Rights, additional rights or Common Stock issued upon the conversion or exercise thereof, will be permitted to dispose of such securities in any recommended third-party tender or exchange offer, and a holder of Common Stock will, on or after the first anniversary of the issuance date, be permitted to sell the Common Stock in a widely distributed underwritten public offering.

          Registration Rights. The Preferred Stock, Rights, any additional rights and any Common Stock issued upon the conversion or exercise thereof will also benefit from certain rights related to the registration of the offering and sale of such securities pursuant to a registration rights agreement to be entered into at the closing of the investment (the "Registration Rights Agreement"). Under the Registration Rights Agreement, the Company will grant FleetBoston rights to offer and sell the Preferred Stock, the Rights, the additional rights and the underlying Common Stock in certain registered offerings made by the Company. FleetBoston will also have the right to "demand" registration (including by means of a shelf registration) of the Preferred Stock, the Rights, the additional rights and the underlying Common Stock. No more than two demand registrations may be requested prior to the fifth anniversary of the issuance date and no more than two may be exercised in any subsequent five-year period; however, any demand registration right not exercised may be carried over to and exercised in any subsequent period. The Company is not required to effect more than one demand registration in any 12-month period or within six months after a registration in which holders participated pursuant to the piggyback rights described above. The registration rights are subject to certain customary blackout and cutback provisions and are accompanied by customary indemnification provisions.

          Conditions to Closing. Completion of FleetBoston's purchase of the Preferred Stock and the Rights is subject to certain conditions, including (1) satisfaction of the conditions of the Company Exchange Offer (without substantial change in the conditions of the Company Exchange Offer as disclosed to FleetBoston in the Stock Purchase Agreement); (2) acceptance for exchange of shares of Dime Common Stock tendered in the Company Exchange Offer; and (3) receipt and effectiveness of all regulatory approvals required to complete the purchase and the expiration of all related statutory waiting periods (without the imposition of any condition or restriction that would be materially adverse to FleetBoston).

          As disclosed in the Stock Purchase Agreement, the conditions of the Company Exchange Offer include, among others, the following: (i) the valid tender in the Company Exchange Offer of at least a majority of the shares of Dime Common Stock, on a fully diluted basis; (ii) the holders of Dime Common Stock not having approved the Proposed Hudson United Merger; (iii) the termination of the merger agreement related to the Proposed Hudson United Merger; (iv) the execution of a merger agreement between the Company and Dime relating to the Company's proposed acquisition of Dime; (v) the receipt of all required regulatory approvals in connection with the Company's proposed acquisition of Dime; (vi) the termination of the stock option agreement between Dime and Hudson United and the surrender to Dime of the option granted to Hudson United for an amount not to exceed $50,000,000; and (vii) the approval of the Company's stockholders of the issuance of Common Stock in the merger.

          Branch Sale. In the Stock Purchase Agreement, the Company has agreed, subject to the consummation of the Company Exchange Offer, to cause Dime to sell to a FleetBoston subsidiary 17 retail banking offices of Dime that, as of December 31, 1999, had total deposits of approximately $2.0 billion. Consummation of the branch sale transaction will be subject to the execution of a definitive branch sale agreement (which FleetBoston and the Company have agreed to negotiate in good faith and enter into reasonably promptly following the consummation of the Company Exchange Offer), the receipt and effectiveness of all necessary regulatory approvals, and the satisfaction of other customary closing conditions.

          If the Company does not acquire Dime and if, subsequent to the termination of the Hudson United/Dime Standstill (as defined below), FleetBoston acquires a majority equity interest in Dime on or before December 31, 2001, FleetBoston has agreed to cause Dime to sell to the Company five branches with total deposits of approximately $500 million as of December 31, 1999. Consummation of any such transaction would be subject to conditions comparable to those applicable to the branch purchase by FleetBoston.

          Additional Rights. Under the Stock Purchase Agreement, the Company has agreed that if, after the third anniversary of the issuance of the Preferred Stock and the Rights, any shares of Preferred Stock are still outstanding, then on each quarterly dividend payment date the Company will issue to FleetBoston additional rights to purchase a number of shares of Common Stock equal to .5% (or 1% if any shares of Preferred Stock are outstanding on or after the fifth anniversary of the issuance of the Preferred Stock) of the aggregate liquidation preference of the then-outstanding shares of Preferred Stock divided by the then-current market price of the Common Stock. The exercise price for any such additional rights will be the market price of Common Stock at the time of issuance of such additional rights, and such additional rights will be exercisable for 10 years from their issuance date. In all other respects such additional rights will be similar to the Rights.

          Standstills. Under the Stock Purchase Agreement, FleetBoston has agreed that, other than as contemplated in the Stock Purchase Agreement, for a period of two years it will not, among other things, acquire beneficial ownership of any voting equity securities of the Company, make any public announcement with respect to (or submit to the Company) any proposal for the acquisition of any voting equity securities of the Company or with respect to a merger or other business combination involving the Company, unless the Company shall have made a prior written request to FleetBoston to submit such proposal, or participate in any solicitation of proxies to vote any voting equity securities of the Company. In addition, FleetBoston has agreed that until December 31, 2001, it will not acquire, or offer to acquire, any voting equity securities or assets of Dime or Hudson United, or make any public announcement with respect to (or submit to Dime or Hudson United) any proposal for the acquisition of any voting equity securities of Dime or Hudson United, respectively, or for a merger or other business combination involving Dime or Hudson United (the "Hudson United/Dime Standstill"), except that from and after the earlier of the termination of the other provisions of the Stock Purchase Agreement and March 31, 2001, FleetBoston may terminate the Hudson United/Dime Standstill by providing notice to the Company and paying the Company a fee of $2.5 million. In the event that FleetBoston acquires a majority interest in Dime on or prior to December 31, 2001, FleetBoston must pay the Company an additional fee of $2.5 million.

          Under the Stock Purchase Agreement, the Company must pay FleetBoston a fee of $2.5 million on the earlier of the termination of the Stock Purchase Agreement and March 31, 2001, if at such time the Company has not acquired a majority equity interest in Dime. If the Company acquires a majority of the equity interest in Dime on or prior to the later of the termination of the Stock Purchase Agreement and March 31, 2001, the Company must pay FleetBoston a fee of $5.0 million on the date of the closing of such acquisition (or $2.5 million if the Company has paid the $2.5 million fee referred to in the previous sentence).

          Certain Covenants. In the Stock Purchase Agreement, the Company has agreed to operate substantially in the ordinary course and to refrain from paying or making any extraordinary dividends or distributions on the Common Stock prior to the closing of the investment. The Company has also agreed to indemnify FleetBoston for breaches of the representations or covenants in the Stock Purchase Agreement and for losses (including litigation expenses) arising out of the Company's solicitation of proxies from holders of Dime Common Stock and the Company Exchange Offer.

          Termination. The Stock Purchase Agreement may be terminated by mutual consent. Either FleetBoston or the Company may terminate the Stock Purchase Agreement under certain circumstances, including if the acquisition of Dime Common Stock pursuant to the Company Exchange Offer has not been consummated by March 31, 2001, if Dime's and Hudson United's stockholders approve the Proposed Hudson United Merger or if the Company publicly announces the abandonment of its efforts to acquire Dime.

          General. The provisions of the Stock Purchase Agreement (including the forms of certificate of designation with respect to the Preferred Stock, rights certificate with respect to the Rights and Registration Rights Agreement attached as exhibits thereto) are set forth in full in such document, which is filed as Exhibit 1 to this Schedule and which is incorporated herein in its entirety by this reference in response to this Item. The foregoing description of the terms and provisions of such document is a summary only, and is qualified in its entirety by reference to such document.

          Except as set forth herein, FleetBoston does not have any plans or proposals which would relate to or result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

          (a), (b) Except as described herein, as of the date hereof, neither FleetBoston nor, to the best knowledge of FleetBoston, any of the persons named in Item 2 holds of record any shares of Common Stock or other securities of the Company. However, by virtue of the execution of the Stock Purchase Agreement, FleetBoston may be deemed beneficially to own up to 20,876,137 shares of Common Stock, representing in the aggregate approximately 10.6% of the outstanding shares of Common Stock (based on the number of shares of Common Stock represented by the Company in the Stock Purchase Agreement to be outstanding as of February 25, 2000 plus the number of shares represented by the Company in the Stock Purchase Agreement to be reserved for issuance in connection with the closing of the Company's acquisition of JSB Financial, Inc., which FleetBoston understands occurred on February 29, 2000, plus the number of shares to be issued to FleetBoston as described herein), and 7.0% of the Common Stock assuming consummation of the Company Exchange Offer and the related merger and the issuance of 102,381,765 shares of Common Stock in connection therewith. FleetBoston disclaims beneficial ownership of such shares. In addition, certain banking or investment advisory subsidiaries of FleetBoston, in their capacities as trustee or investment adviser, may be deemed beneficially to own 613,678 shares of Common Stock, representing in the aggregate approximately .3% of the outstanding shares of Common Stock (based on the number of shares of Common Stock outstanding as described above). Such subsidiaries have sole dispositive power as to 610,678 of such shares, sole voting power as to 465,028 of such shares and shared voting power as to 2,850 of such shares. FleetBoston disclaims beneficial ownership of such shares. Such shares, together with the shares of Common Stock that FleetBoston may be deemed beneficially to own as a result of the execution of the Stock Purchase Agreement, represent approximately 10.9% of the outstanding shares of Common Stock (based on the number of shares of Common Stock outstanding as described above), and 7.2% of the Common Stock assuming consummation of the Company Exchange Offer and the related merger and the issuance of 102,381,765 shares of Common Stock in connection therewith.

          (c) Except as described herein, no transactions in shares of Common Stock were effected during the past 60 days by FleetBoston or, to the best of its knowledge, any of the individuals identified in Item 2.

          (d) Not applicable.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

          Except as set forth in this statement, to the best knowledge of FleetBoston, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, joint ventures, loan or options arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Company.

Item 7.   Material to be Filed as Exhibits.

Exhibit 1 Stock Purchase Agreement, dated as of March 5, 2000 (as amended as of March 14, 2000), by and between Fleet Boston Corporation and North Fork Bancorporation, Inc., including the form of Certificate of Designation of Voting Powers, Preferences and Relative Participating, Optional and Other Special Rights and Qualifications, Limitations and Restrictions of 7.5% Series B Non-Cumulative Convertible Preferred Stock (attached as Exhibit A to the Stock Purchase Agreement), the form of Rights Certificate for Rights to Purchase Shares of Common Stock (attached as Exhibit B to the Stock Purchase Agreement) and the form of Registration Rights Agreement (attached as Exhibit C to the Stock Purchase Agreement).

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 15, 2000

                                           FLEET BOSTON CORPORATION


                                           By:   /s/ William C. Mutterperl
                                               ---------------------------------
                                           Name: William C. Mutterperl
                                           Title: Executive Vice President,
                                                  Secretary and General Counsel